Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Shawn A. Hendricks

shendricks@stradley.com

215.564.8778

1933 Act Rule 485(a)

1933 Act File No. 333-17050

1940 Act File No. 811-22497

October 1, 2024

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:       Strategy Shares (the “Trust”)

File Nos. 333-170750 and 811-22497

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith, for filing via the EDGAR system, Post-Effective Amendment Nos. 131/134 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Registrant is filing this Amendment for the purpose of registering shares of a new series of the Registrant designated as the Eventide U.S. Market ETF (the “Fund”).

The Amendment relates only to the Fund and does not otherwise delete, amend, or supersede any other information relating to the prospectus or statement of additional information of any other series of the Trust.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number or Michael P. O’Hare at (215) 564-8198.

Sincerely, /s/ Shawn A. Hendricks _ Shawn A. Hendricks